URVIN FINANCE INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
For the period June 28, 2021 (inception) through December 31, 2021

	Common Stock			
	Shares	Amount	Accumulated Deficit	Total Stockholders' Deficit
Balance - June 28, 2021	$ -	$ -	$ -	$ -
Founder shares	6,600,000	66	-	66
Net loss	-	-	(1,200)	(1,200)
Balance - June 30, 2021	6,600,000	66	(1,200)	(1,134)
Forfeiture of founder shares	(1,580,000)	(16)	-	(16)
Net loss	-	-	(160,883)	(160,883)
Balance - December 31, 2021	$ 5,020,000	$ 50	$ (162,083)	$ (162,033)